 ===============================================================================
                              CUSIP NO. 57771X20-3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              MAX DEVELOPMENT, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                        COMMON & SERIES A PREFERRED STOCK

--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   57771X20-3
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 MARK ELENOWITZ
                              MAX DEVELOPMENT, INC.
                        15245 SHADY GROVE ROAD, SUITE 400
                               ROCKVILLE, MD 20850
                                 (301) 947-8010
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                NOVEMBER 26, 2001
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF (S)(S)240.13d-1(e), 240.13d-1(f) OR 240.13D-1(g), CHECK THE FOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE(S)240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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===============================================================================
                                 SCHEDULE 13D

CUSIP No. 57771X20-3
          ---------
------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       Global Entertainment Holdings, Inc.
       36-4460566
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF             0
      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              875,000 Common and 32,500 Series A Preferred
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           875,000 Common and 32,500 Series A Preferred
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       875,000 Common and 32,500 Series A Preferred
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.4% of Common and 11.1% of Series A Preferred (see Item 5)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO
------------------------------------------------------------------------------


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===============================================================================
                                 SCHEDULE 13D

CUSIP No. 57771X20-3
          ---------
------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       Dr. Chirinjeev Kathuria
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       OO
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

     NUMBER OF             0
      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              420,000 Common and 15,600 Series A Preferred
                   -----------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER

    REPORTING              0
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                           420,000 Common and 15,600 Series A Preferred
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       420,000 Common and 15,600 Series A Preferred
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)
------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.5% of Common and 5.3% of Series A Preferred (see Item 5)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN, OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


   CUSIP No.57771X20-3
             ---------

Item 1.  Security and Issuer.
-------  --------------------

     This Schedule relates to shares of Common Stock and Preferred stock of Max Development, Inc. ("MAXD"). MAXD's principal executive offices are located at 15245 Shady Grove Road, Suite 400 Rockville, Maryland 20850

Item 2.  Identity and Background.
-------  ------------------------

     Global Entertainment Holdings, Inc. (the "Company") is organized under the laws of Delaware for the purpose of functioning as a holding company. Dr. Chirinjeev Kathuria is the forty-eight percent (48%) shareholder of the Company. The business address of the Company is Global Entertainment Holdings, Inc., 39 South LaSalle Street, Suite 600, Chicago, IL 60603. During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Dr. Chirinjeev Kathuria is a Director of MAXD. Dr. Kathuria's business address is 39 South LaSalle Street, Suite 600, Chicago, IL 60603. During the last five years, Dr. Kathuria has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Kathuria is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The shares of MAXD Common Stock held by the Company reported in this Schedule were acquired upon the exchange of the shares of Common Stock of Image World Media, Inc. ("IMI") held by MHE for shares of MAXD Common Stock in connection with the share exchange of MAXD with IMI (the "Share Exchange"). The options to purchase shares of Common Stock of MAXD held by Dr. Kathuria were acquired in connection with the Share Exchange upon the assumption by MAXD of options to purchase shares of IMI Common Stock previously held by Dr. Kathuria pursuant to the terms and provisions of the Share Exchange Agreement.

Item 4.  Purpose of Transaction.
-------  -----------------------

     On November 16, 2001, in connection with the execution of the Share Exchange Agreement among MAXD and IMI, pursuant to which, among other things, effective upon consummation of the Share Exchange, he was named President of MAXD. In addition, pursuant to the terms of the Share Exchange Agreement, the parties agreed to appoint Dr. Kathuria as a director of MAXD, with such appointment to become effective following the Company's compliance wit 10 day notice period required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereafter.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     For purposes of Rule 13d-3, Dr. Kathuria is the beneficial owner of 420,000 shares of Common Stock and 15,600 shares of Series A Preferred Stock. Such shares represent approximately 5.00% of MAXD's voting Stock (the Series A Preferred Stock is convertible into 50 shares of common stock and votes on a converted basis) based upon 9,351,850 shares of MAXD Common Stock and 293,083 Series A Preferred Shares outstanding upon the consummation of the Share Exchange, as reported in MAXD's Form 8-K (File No. 000-27337). Of the shares he beneficially owns, Dr. Kathuria has sole voting and power of disposition over 420,000 shares of Common Stock and 15,600 shares of Series A Preferred Stock. Except as described in Items 3 and 4 above, GEH, Inc. and Dr. Kathuria have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Reference is made to the Option Agreement referred to above in Item 5, filed as exhibits hereto and incorporated by reference herein



Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.     DESCRIPTION
-----------     -----------

1.              Joint Filing Agreement




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 26, 2001                /s/ Dr. Chirinjeev Kathuria
                                        ----------------------------------
                                        Dr. Chirinjeev Kathuria

Date:  November 26, 2001                Global Entertainment Holdings, Inc.

                                        By: /s/ Dr. Chirinjeev Kathuria
                                        ----------------------------------
                                        Dr. Chirinjeev Kathuria
                                        President

                                  EXHIBIT INDEX


  Exhibit No.                           Exhibit
-------------    ---------------------------------------------------------------

      1.         Joint Filing Agreement

                                    Exhibit 1


                             JOINT FILING AGREEMENT


     The undersigned agree that the statement on Schedule 13D dated November 26, 2001 with respect to the common stock and Series A Preferred Stock of Max Development, Inc. is, and any amendments hereto signed by each the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date:  November 26, 2001                /s/ Dr. Chirinjeev Kathuria
                                        -----------------------------------
                                        Dr. Chirinjeev Kathuria

Date:  November 26, 2001               GEH, Inc.

                                       By: /s/ Dr. Chirinjeev Kathuria
                                       ------------------------------------
                                       Dr. Chirinjeev Kathuria
                                       President